Exhibit 99.3

MAG SILVER CORP.
8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class
Holder Account Number
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Form of Proxy - Annual General and Special Meeting to be held on June 24, 2014 This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1.           Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.           If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3.           This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4.           If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.           The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.           The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7.           This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8.           This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 9:00 AM (Pacific Time) on June 20, 2014. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
Call the number listed BELOW from a touch tone telephone.
1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet
Go to the following web site:
www.investorvote.com
Smartphone?
Scan the QR code to vote now.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER
23AP14171.E.sedar/000001/000001/i

Appointment of Proxyholder
I/We, being holder(s) of MAG Silver Corp. hereby appoint: JONATHAN                                                                                                                     Print the name of the person you are
RUBENSTEIN, or failing him, GEORGE PASPALAS, or failing him, LARRY                                                                                                                     appointing if this person is someone
TADDEI, or failing him, JODY HARRIS,                                                                OR other than the Chairman of the
Meeting.
as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of MAG Silver Corp. (the "Meeting") to be held at The Vancouver Club, 915 W Hastings Street, Vancouver, BC, on June 24, 2014 at 9:00 AM (Pacific Time) and at any adjournment or postponement thereof.
VOTING RECOMMENDATIONS ARE INDICATED BY
1. Number of Directors
To set the number of Directors at seven (7).
HIGHLIGHTED TEXT
OVER THE BOXES.
HOD
Against
? ?
2. Election of Directors
01. GEORGE N. PASPALAS
04. DEREK C. WHITE
07. DANIEL T. MACINNIS
BED Withhold ? ?
02. JONATHAN A. RUBENSTEIN
?           ? 05. PETER D. BARNES
?           ?
BSD Withhold ? ? ? ?
03. RICHARD M. COLTERJOHN
06. RICHARD P. CLARK
BOD
Withhold
? ? ? ?
BOD Withhold
3.           Appointment of Auditor                                           I-.           .-.
Appointment of DELOITTE LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and authorizing the directors to fix||||
their remuneration.
Bar           Against
4.           Second Amended and Restated Stock Option Plan
To approve the Second Amended and Restated Stock Option Plan, as more particularly described in the management information circular for theI II I
Meeting.                      1-1           1-1
BS Against
5.           Share Unit Plan                                \~\
To approve the Share Unit Plan, as more particularly described in the management information circular for the Meeting.- -
BS Against
6.           Directors' Deferred Share Unit Plan                                                                ? ?
To approve the Directors' Deferred Share Unit Plan, as more particularly described in the management information circular for the Meeting.
Authorized Signature(s) - This section must be completed for your Signature(s) Date instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail.
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Annual Financial Statements - Mark this box if you would .                                                                                                .
like to receive the Annual Financial Statements and
accompanying Management's Discussion and Analysis by *                                                                                                '
mail.
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.
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1 8 8 6 3 7
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